QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

SBG
Computation of Ratio of Earnings to Fixed Charges
12/31/2002

	2002	2001	2000	1999	1998
Income (loss) before provision (benefit) for income taxes from continuing operations	5,219	(165,335)	(34,476)	(21,542)	1,732
Fixed Charges	126,500	143,574	152,219	181,569	141,704

Earnings available for fixed charges and preferred stock dividends	131,719	(21,761)	117,743	160,027	143,436
Fixed Charges	126,500	143,574	152,219	181,569	141,704

Excess of earnings over fixed charges	$5,219	$(165,335)	$(34,476)	$(21,542)	$1,732

Ratio of earnings to fixed charges	1.04	—	—	—	1.01
Combined Fixed Charges and Preferred Stock Dividends	142,423	159,497	169,341	198,691	158,826
Excess of Earnings over Fixed Charges	10,704	181,258	51,598	38,664	15,390
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—	—	—	—

SBG
Ratio of Earnings to Fixed Charges
12/02

	Years ended
						9 mo.ended Sept 2000	9 mo.ended Sept 2001	12 mo. Ended Dec 2001	12 mo. Ended Dec 2002
	1996	1997	1998	1999	2000
Fixed Charges	85,055	99,493	141,704	181,569	152,219	115,959	107,733	143,574	126,500
Pref Stock Divid	—	2,763	10,350	10,350	10,350	7,763	7,763	10,350	10,350
Divided by (1—Tax rate)	—	0.6045	0.6045	0.6045	0.6045	0.6045	0.6500	0.6500	0.6500

	—	4,571	17,122	17,122	17,122	12,842	11,943	15,923	15,923
Sum of Fixed Charges and adjusted preferred stock	—	104,064	158,826	198,691	169,341	128,801	119,676	159,497	142,423
A
The earnings over fixed charges is always disclosed net of taxes. In accordance with the "Handbook of SEC Accounting & Disclosures" the tax rate that should be used in this disclosure item is the effective tax rate from continuing operations. It is Sinclair's policy to use the effective tax rate for the SBG corporate parent with its operations in Maryland for this disclosure. This is because Sinclair's effective tax rate from continuing operations has ranged from as high as 511% to as low as 15%, and these rates would be misleading for the purposes of this disclosure. As such, the effecitve tax rate for years prior to 2001 should have been 39.55% (comprised of a 35% federal statutory rate plus a 4.55% state rate net of federal effect). For 2001 and future years, the effective tax rate should be 35.0% (comprised only of the federal statutory rate—because SBG doesn't not expect to be a taxpayer for state purposes in the near-term future). Dave Bochenek, D.J. Vail, Karen Barger, and Bryan Knepley agreed that using this methodology is appropriate on February 20, 2002.

QuickLinks

  Exhibit 12
SBG Computation of Ratio of Earnings to Fixed Charges 12/31/2002
SBG Ratio of Earnings to Fixed Charges 12/02